ASSIGNMENT AGREEMENT

Pursuant to Section 6.10 of the MASTER INVESTMENT AND SECURITIES PURCHASE AGREEMENT entered or expected to be entered into by and between Wingate Capital Ltd. and E*TRADE Financial Corporation (the “Company”) dated as of November 29, 2007 (the “Agreement”), Wingate hereby sells to Citadel AC Investments Ltd., subject to HSR approval, the common stock to which it is entitled to receive upon the Initial Closing, and assigns to Citadel AC Investments Ltd. all of its rights under the Agreement to obtain common stock of the Company to which Wingate is entitled after the Initial Closing.

The price shall be $4.50 per share, subject to adjustment in accordance with a fairness opinion to be issued by Duff & Phelps (or such other appropriate expert if Duff & Phelps is not available) and approval by the Investors Representative Committees of Citadel Wellington LLC and Citadel Kensington Global Strategies Fund Ltd.

Citadel AC Investments Ltd. hereby:

(a)
makes, and will make in such additional form as is reasonably requested by the Company, the same investment representations to the Company as made by the Purchaser in Section 3.02 of the Agreement and the same acknowledgements as made in Section 4.04(a)-(d) of the Agreement; and

(b)	agrees to be bound by the same restrictions as Purchaser as contained in the provisions of Section 4.04(e) and Section 4.04(f) (with the Company as a third party beneficiary of this agreement).

The per share payment will be made by Citadel AC Investments to Wingate Capital Ltd.
as the shares are received.

Signed and agreed:

November 29, 2007, 4:15 a.m. CST

WINGATE CAPITAL LTD. By: Citadel Limited Partnership By: Citadel Investment Group, L.L.C.	CITADEL AC INVESTMENTS LTD. By: Citadel Limited Partnership By: Citadel Investment Group, L.L.C.

By: /s/ Matthew Hinerfeld Matthew Hinerfeld Managing Director & Deputy General Counsel	By:/s/ Gerald Beeson Gerald Beeson Senior Managing Director & Chief Financial Officer